

Mail Stop 4561

July 24, 2017

Steven Wolberg
Chief Legal Officer & Secretary
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

> **Re:** **Net Element, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 17, 2017**
> **File No. 333-219324**

Dear Mr. Wolberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you are relying on General Instruction I.B.6 to Form S-3 to register this transaction. If true, please provide your analysis of whether the maximum number of securities issuable under your common stock purchase agreement with Cobblestone Capital Partners, LLC at the time of its execution constituted no more than the one-third cap under General Instruction I.B.6. For guidance, consider Question 139.23 of our Securities Act Sections Compliance and Disclosure Interpretations. If you are not relying on General Instruction I.B.6, please advise which instruction you are relying on to register this transaction on Form S-3 and provide an analysis of your eligibility to rely on such instruction.

<u>Selling Stockholder, page 13</u>

2.   Section 10(g) of your common stock purchase agreement with Cobblestone Capital Partners, LLC provides that Cobblestone "may not assign its rights or obligations under this Agreement." However, here you state that when you refer to the selling stockholder, you mean the entity listed in the selling stockholder table and "its respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholder's interests in shares of [your] common stock other than through a public sale." Please note that our equity line accommodation is unavailable if the investor may transfer its obligations. Accordingly, please revise your disclosure to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees. For guidance, consider Question 139.16 of our Securities Act Sections Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Legal Branch Chief
                                                Office of Information Technologies
                                                and Services

cc: Serge V. Pavluk, Esq.
        Snell & Wilmer L.L.P.